UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

ViewCast.com, Inc.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
926713 10 8
(CUSIP Number)
December 30, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	926713 10 8

1	NAMES OF REPORTING PERSONS John J. Scamardella

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		3,101,347

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		107,000(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,101,347

WITH:	8	SHARED DISPOSITIVE POWER

		107,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,208,347

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.22%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Represents shares held in the name of John and Vivian Scamardella as joint-tenants with the right of survivorship.

Page 2 of 5 Pages

Item 1(a).	Name of Issuer:

ViewCast.com, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3701 W. Plano Parkway, Suite 300,
Plano, TX 75075

Item 2(a).	Name of Person Filing:

John J. Scamardella

Item 2(b).	Address of Principal Business Office or, if none, residence:

105 Woodvale Loop
Staten Island, NY 10309

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $.0001 par value per share

Item 2(e).	CUSIP Number:

926713 10 8

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Not applicable.

Page 3 of 5 Pages

Item 4.	Ownership:
(a)	Amount beneficially owned:
See Item 9 of the cover page.
(b)	Percent of class:
See Item 11 of the cover page.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

Page 4 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 11, 2011

JOHN J. SCAMARDELLA
/s/ John J. Scamardella

Page 5 of 5 Pages